UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Anthera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03674U102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS A.M. Pappas Life Science Ventures III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,413,133
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,413,133
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,413,133
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Based on 79,111,870 Shares outstanding as of November 5, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and on 201,638 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012.

1	NAMES OF REPORTING PERSONS PV III CEO Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 150,007
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 150,007
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(2)
12	TYPE OF REPORTING PERSON PN

(2)	Based on 79,111,870 Shares outstanding as of November 5, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and on 12,536 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012.

1	NAMES OF REPORTING PERSONS AMP&A Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,563,140
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,563,140
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%(3)
12	TYPE OF REPORTING PERSON OO

(3)	Based on 79,111,870 Shares outstanding as of November 5, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and on 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012.

1	NAMES OF REPORTING PERSONS Arthur M. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - 0 -
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS A.M. Pappas & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,563,140
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,563,140
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%(4)
12	TYPE OF REPORTING PERSON OO

(4)	Based on 79,111,870 Shares outstanding as of November 5, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and on 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012.

Item 1.

(a)	Name of Issuer:

Anthera Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

25801 Industrial Boulevard, Suite B, Hayward, California 94545

Item 2.

(a)	Name of Person Filing:

This statement is filed by A.M. Pappas Life Science Ventures III, LP, a Delaware limited partnership (“Pappas Ventures III”), PV III CEO Fund, LP, a Delaware limited partnership (the “CEO Fund” and together with Pappas Ventures III, the “Pappas Funds”), AMP&A Management III, LLC, a Delaware limited liability company (“AMP&A Management”), Arthur M. Pappas (“Mr. Pappas”), and A.M. Pappas & Associates, LLC, a North Carolina limited liability company (“Pappas”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

AMP&A Management is the general partner of each of the Pappas Funds, and has a management agreement with Pappas whereby Pappas provides management services for the Pappas Funds. Due to its arrangements with the Pappas Funds, Pappas’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all shares owned by the Pappas Funds. By virtue of these relationships, each of AMP&A Management and Pappas may be deemed to beneficially own the Issuer’s Common Stock, par value $0.001 per share, owned directly by the Pappas Funds. Mr. Pappas, a member of Pappas’ investment committee, is no longer deemed to beneficially own any shares of the Issuer’s Common Stock, par value $0.001 per share.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 2520 Meridian Parkway, Suite 400, Durham, North Carolina 27713.

(c)	Citizenship:

The Pappas Funds and AMP&A Management are organized under the laws of the State of Delaware. Mr. Pappas is a citizen of the United States of America. Pappas is organized under the laws of the State of North Carolina.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

(e)	CUSIP Number:

03674U102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Pappas Ventures III

(a)	Amount beneficially owned:

2,413,133 Shares, including 201,638 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(b)	Percent of class:

3.0% (based on 79,111,870 Shares outstanding as of November 5, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and on 201,638 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,413,133 Shares, including 201,638 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,413,133 Shares, including 201,638 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

CEO Fund

(a)	Amount beneficially owned:

150,007 Shares, including 12,536 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(b)	Percent of class:

0.2% (based on 79,111,870 Shares outstanding as of November 5, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and on 12,536 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

150,007 Shares, including 12,536 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

150,007 Shares, including 12,536 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

AMP&A Management

(a)	Amount beneficially owned:

2,563,140 Shares, including 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(b)	Percent of class:

3.2% (based on 79,111,870 Shares outstanding as of November 5, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and on 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,563,140 Shares, including 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,563,140 Shares, including 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

Mr. Pappas

(a)	Amount beneficially owned:

0 Shares

(b)	Percent of class:

0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Pappas

(a)	Amount beneficially owned:

2,563,140 Shares, including 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(b)	Percent of class:

3.2% (based on 79,111,870 Shares outstanding as of November 5, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and on 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,563,140 Shares, including 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

2,563,140 Shares, including 214,174 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2012

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

As the general partner of each of the Pappas Funds, AMP&A Management may be deemed to be the beneficial owner of the Shares owned directly by the Pappas Funds. Due to its arrangements with the Pappas Funds, Pappas’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all Shares owned by the Pappas Funds, and thus may be deemed to be the beneficial owner of the Shares owned directly by the Pappas Funds. Mr. Pappas, a member of Pappas’ investment committee, is no longer deemed to beneficially own any Shares.

The filing of this Schedule 13G, as amended, shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of his or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

A.M. PAPPAS LIFE SCIENCE VENTURES III, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer

PV III CEO FUND, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer

AMP&A MANAGEMENT III, LLC

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer

ARTHUR M. PAPPAS

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Attorney-in-fact

A. M. PAPPAS & ASSOCIATES, LLC

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated February 12, 2013, among A.M. Pappas Life Science Ventures III, LP; PV III CEO Fund, LP; AMP&A Management III, LLC; Arthur M. Pappas; and A.M. Pappas & Associates, LLC.

Exhibit 2*	Power of Attorney executed by Arthur M. Pappas, dated March 9, 2010, appointing Ford S. Worthy as attorney-in-fact.

*	Previously filed.